Madison Funds
550 Science Drive
Madison, WI 53711
Writer’s Direct Telephone No: 608-216-9159

March 23, 2015
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington DC 20549
Attn: Christina DiAngelo Fettig
FettigC@SEC.GOV, 202.551.6963

Re: Madison Funds Form N-CSR
Dear Ms. DiAngelo Fettig,
This follows our telephone conversation on February 24, 2015 regarding a variety of matters applicable to various recent filings made by Madison Asset Management (“Madison”) and the most recent annual report filed on Form N-CSR for the Madison Funds (the “Registrant”).
Various Recent Filings

•	As it relates to amended filings, the certification date should be updated through the amended filing date.

The Registrant’s N-CSRS filing that was originally filed on May 24, 2013 was amended and re-filed on May 30, 2013. The Registrant inadvertently neglected to update the date of the certifications that accompanied the May 30, 2013 amended filing. Going forward the Registrant will confirm that the dates of any certifications accompanying an amended filing are appropriately updated through the amended filing date.

•
Form N-CSR Item 4(e)(2) addresses services that require pre-approval. The Registrant is currently showing the percentage of services that were pre-approved when in fact the question asks for the percentage of services whose pre-approval requirement was waived.

Beginning with the Form N-CSR filed for the period ended December 31, 2014 for the Ultra Series Fund, Madison Strategic Sector Premium Fund and Madison Covered Call & Equity Strategy Fund (the “Other Registrants”) and future Registrant filings, we will disclose the percentage of services, if any, for which the pre-approval requirement was waived .

•
Form N-Q, per Section 210.12-12 footnote 8 of Regulation S-X requires the cost for Federal income tax purposes along with the aggregate gross unrealized appreciation for all securities, the aggregate gross unrealized depreciation for all securities and the net unrealized appreciation or depreciation be displayed in the N-Q filing.

This information will be included effective with the Registrant’s January 31, 2015 N-Q filing.

•
In the Registrant's NSAR-B filing dated December 23, 2014, the auditor’s internal control letter that was attached to the filing had an incorrect date included in the last paragraph. As originally filed, the letter read “…However, we noted no deficiencies in the Funds’ internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness, as defined above, as of December 19, 2014.”

The auditor’s internal control letter should have referenced a date of October 31, 2014, the fiscal year-end of the Registrant. The Registrant filed an amended NSAR-B on March 17, 2015 with a revised auditor’s internal control letter attached, File 811-08261, File #15705944, that referenced the Registrant’s October 31, 2014 fiscal-year end.
Madison Funds Form N-CSR

•
General comment - The graphs displayed in the Management Discussion of Fund Performance for Class Y shares on the growth of a $10,000 investment should be verified to ensure that the minimum allowed to be invested for that Class of shares is represented. A $10,000 graph was used when Class Y was displayed.

Although a minimum $25,000 investment is required if investing directly with the Fund in Class Y shares, there are multiple other ways a shareholder may invest a minimum of $500 (retirement accounts) or $1,000 (non-retirement accounts). Per our N-1A filing effective February 28, 2015, top of page 105:
“ Class Y shares are available for purchase directly from the funds with a minimum initial investment of $25,000 for all account types, and a minimum subsequent investment of $1,000, provided that these minimums may be waived in certain situations. Class Y shares are also available for purchase by the following investors at a reduced minimum initial investment of $1,000 for non-retirement accounts and $500 for retirement accounts, with a minimum subsequent investment of $50:
•Dealers and financial intermediates that have entered into arrangements with the funds’ distributor to accept orders on behalf of their clients - this means Fidelity, Schwab, E*TRADE, Scotttrade, etc.
•The fund-of-funds and managed account programs managed by Madison.
•Investment advisory clients of Madison and its affiliates.
•Members of the Board of Trustees of Madison Funds and any other board of trustees affiliated with Madison.
•Individuals and their immediate family members who are employees, directors or officers of the adviser, any subadviser, or any service provider of Madison Funds.
•Any investor, including their immediate family members, who owned Class Y shares of any Madison Mosaic Fund as of April 19, 2013.
•Any investor, including their immediate family members, who owned Advisor class shares of the Hansberger International Growth Fund as of July 31, 2014.”

Therefore, we feel the $10,000 graphs for the Class Y shares displayed are the correct amounts to be included. We will continue to verify that the amounts displayed in these growth graphs are the minimum investable amounts or $10,000, if the minimums are under that amount.

•	Page 18 - the Hansberger International Growth Fund Class I graph incorrectly displayed growth of $10,000,000. This should have been growth of $1,000,000.

We will correct this error in the Registrant’s April 30, 2015 N-CSR filing.

•
Page 22 - We correctly identified that the composition of the Allocation Fund Indexes changed from the Registrant's October 31, 2013 N-CSR filing. This represents a change in benchmark which requires the old benchmark be maintained for one year in conjunction with the new benchmark.

The Registrant inadvertently omitted the old benchmark in the performance graph as well as a footnote identifying the change in benchmark. Effective with the Other Registrants’ filings as of December 31, 2014 and all future filings by the Registrant, we have added additional steps to our review process to insure any change in the composition of an index is correctly identified as a change in benchmark and properly disclosed in filings.

•
Page 44 - Within the Target Retirement 2030, 2040 and 2050 Fund’s Portfolio of Investments, the SPDR S&P 500 ETF Trust is identified as a holding representing greater than 25% of the respective Fund. This holding and any other holding representing greater than 25% of a fund should be footnoted with information on how to access that fund’s shareholder report.

Effective with the Other Registrants’ filings as of December 31, 2014 and all future filings by the Registrant, we have added additional steps to our review process to verify all holdings representing greater than 25% of a fund are properly footnoted with the required information on how to access the fund’s shareholder reports.

•
Page 72 & 73 - Included in the Fair Value Measurements footnote, in addition to referring the readers to the Portfolio of Investments for a listing of the underlying securities held within each Fund, for the Allocation and Target Date Funds, there should be a note referring the readers to the shareholder statements of the underlying funds held in each Fund of Fund.

The additional note will be added, when applicable, to future filings by the Registrant and Other Registrants.

•	Page 74 - The Other Expenses footnote appears confusing and does not reconcile with the same disclosure in the N-1A filing.

After reviewing both the N-1A disclosure and footnote 3 of the Registrant’s N-CSR addressing the expenses, we will make the following updates in the Registrant’s April 30, 2015 N-CSR filing:

a)
Change “Distribution Agreement” footnote to “Distribution and Service Plans (i.e., 12B-1 Plans)”. We will delete the first sentence that begins “The direct expenses…” as it is misplaced and duplicative. We will add language from page 110 of the N-1A addressing Distribution fees and Service Plan fees. We will also add a table detailing the Distribution fees (in %s) by Class and Service Plan fees (in %s) by Class.

b)
In the “Other Expenses” footnote, we will delete the phrase “Except as provided below, in addition to the management fee” and replace it with the phrase “In addition to the fees described above”. Additionally, in the first sentence we will delete the phrase “fees of the independent trustees”. These changes will make the disclosures in the Registrant’s N-1A filing consistent with those in the N-CSR filing.

•	Page 79 - The subsequent event of the $81.1 million shareholder redemption from the Hansberger International Growth Fund may require additional related disclosure.

Given that the Hansberger International Growth Fund is no longer a direct expense fund effective with Madison taking over management on July 31, 2014, there is little to no effect on the expenses paid by the remaining shareholders in the Fund due to this large redemption. Therefore, Registrant does not believe additional disclosure is necessary.

•
Page 80 - In reviewing the Report of Independent Registered Public Accounting Firm, a change in accountants occurred and all reports issued for periods ended prior to January 1, 2013 were audited by other auditors. Identify the filing which included the change in auditor notification filed with the Commission.

Please see the auditor notification here (Form N-SAR-A filed May 29, 2013) for the Madison Mosaic Tax-Free Trust referenced in the report: http://www.sec.gov/Archives/edgar/data/703303/000123683513000210/0001236835-13-000210-index.htm.
A similar notification was filed with Form N-SAR for the other Madison Mosaic Trust registrants (i.e., Madison Mosaic Equity Trust - 811-3615 - and Madison Mosaic Income Trust - 811-3616) for which the accounting history for one or more series of such registrants carried over to Madison Funds following their mergers into Madison Funds.

•
Page 81 - The Discussion of Contract Renewal Process and Considerations disclosure needs to provide more specificity at a Fund level when reviewing the agreement and the reasons for approval, (e.g., information such as what funds outperformed and which ones underperformed).

Beginning with the Registrant’s October 31, 2015 N-CSR filing, the contract renewal disclosure will provide more specificity at the Fund level regarding the renewal and the reasons for the approval of advisory and sub-advisory contracts.

•	Page 82 - Additional disclosures should be added to the Fund Expenses Paid by Shareholders table.

Going forward we will add a footnote to the Allocation and Target Date Funds expense example that indicates the Annual Expense Ratio does not include the expenses of the underlying funds held in each respective Allocation or Target Date Fund. You also correctly noted the Target Date Funds were only in existence for four months and not the full six month period as disclosed. Thus, these Funds should have included the actual number of days in their expense calculations instead of the full 184 days as currently displayed (i.e., 122 days as opposed to the 184 days). This error was an oversight on the part of the Registrant.
*                *                *

We hope the above responds to your concerns. The Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the forms identified hereinabove (the Financial Disclosure Documents) relating to the registration statements of Madison Funds; (b) the Securities and Exchange Commission's (the “Commission”) comments and changes to the disclosures in the Financial Disclosure Documents made in response to the Commission's comments do not foreclose the Commission from taking any action with respect to the Financial Disclosure Documents and related registration statements; and (c) it may not assert the Commission's comments or responses to the Commission's comments as a defense in any proceeding initiated by the Commission or any person pursuant to U.S. federal securities laws.
Please let me know if you have any additional comments or concerns.
Respectfully submitted,

/s/ Greg Hoppe
Treasurer

Cc:
W. Richard Mason, Chief Compliance Officer
Lisa Lange, Chief Legal Officer
Kay Frank, Chief Executive Officer
Phil Blake, Chairman, Madison Funds Audit Committee
David Leahy, Esq., Counsel to the Madison Independent Trustees
P.J. DiStefano, Deloitte & Touche, LLP
Kevin Ringel, Deloitte & Touche, LLP
Brad Ferron, Deloitte & Touche, LLP